As filed with the Securities and Exchange Commission on July 24, 2002
                                                                         No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                              ____________________

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                                    UNDER THE
                           TRUST INDENTURE ACT OF 1939
                              ____________________

                         LEXINGTON PRECISION CORPORATION
                               (Name of Applicant)

                                767 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 319-4657
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                           AMOUNT
      11 1/2% Senior Subordinated Notes                $37,024,000
            Due August 1, 2007

           Approximate date of proposed Exchange Offer: July 10, 2002.

                                  WARREN DELANO
                                    PRESIDENT
                                767 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                              PHONE: (212) 319-4657
                               FAX: (212) 319-4659
                     (Name and address of agent for service)
                             ______________________

                                   COPIES TO:
                          RICHARD F. LANGAN, JR., ESQ.
                                NIXON PEABODY LLP
                               437 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                              PHONE: (212) 940-3140
                               FAX: (212) 940-3111

                              ____________________

         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

                              ____________________

ITEM 5.           PRINCIPAL OWNERS OF VOTING SECURITIES

         The following table lists each person known or believed by us to own 10% or more of our voting securities as of July 24, 2002. Based upon present holdings and commitments, upon the closing of the reorganization we do not anticipate that Messrs. Delano or Lubin will own less than 10% of our voting securities or that another person will own 10% or more of our voting securities.



                                                                                                 Percentage of
                                                                                                    Voting
          Name and Complete                   Title of Class                 Amount               Securities
           Mailing Address                        Owned                      Owned(1)                Owned
  ---------------------------------- --------------------------------- -------------------- ------------------------

  Michael A. Lubin                             common stock               1,516,242(2)                31.4%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10017

  Warren Delano                                common stock               1,385,855(3)                28.7%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10117

_________________________________

(1) The persons named in the table have sole voting and dispositive power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable, except as set forth in the notes to the table.

(2) Includes (a) 35,000 shares owned by each of Mr. Lubin's two minor children, with respect to which Mr. Lubin acts as custodian under the New York Uniform Gifts to Minors Act and (b) 50,000 shares owned by an individual retirement account of Mr. Lubin. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Lubin and Mr. Delano are both beneficiaries.

(3) Includes 110,750 shares owned by individual retirement accounts of Mr. Delano. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Delano and Mr. Lubin are both beneficiaries.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

This Amendment No. 1 to application for qualification is comprised of page number 1 above through page number 4.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Lexington Precision Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 24rd day of July, 2002.

(SEAL)

                                        LEXINGTON PRECISION CORPORATION



                                        By: /s/Michael A. Lubin
                                            -------------------------------
                                            Name: Michael A. Lubin
                                            Title:   Chairman of the Board



Attest: /s/Dennis Welhouse
        -----------------------------
        Name:   Dennis Welhouse
        Title:  Assistant Secretary